Exhibit 8.1

Telecom Argentina S.A.
Subsidiaries

Name	Jurisdiction of Incorporation
Telecom Personal S.A.	Argentina

Núcleo S.A. (1)	Paraguay

Micro Sistemas S.A. (2)	Argentina

Telecom Argentina USA, Inc.	Delaware, United States

Cubecorp Argentina S.A. (3)	Argentina

(1)          Interest held indirectly through Telecom Personal S.A.

(2)          Dormant Entity in all periods reported.

(3)          Cubecorp’s activities are being carried out by Telecom Argentina since January 1, 2009 due to a merger process between both companies. The merger was approved by Cubecorp’s shareholders’ meeting on March 19, 2009 and it is still pending approval by Telecom Argentina’s shareholders’ meeting, which was provisionally suspended.